UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.13)*

Yardville National Bancorp (Name of Issuer)
Common Stock (Title of Class of Securities)
98502114 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 2, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on July 29, 2004, Amendment No.1 was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005, Amendment No.3 was filed on May 11, 2005, Amendment No.4 was filed on June 17, 2005, Amendment No.
 5 was filed on August 16, 2005, Amendment No. 6 was filed on November 10, 2005, Amendment No. 7 was filed on November 30, 2005,
 Amendment No. 8 was filed on February 24, 2006, Amendment No. 9 was filed on March 10, 2006, Amendment No. 10 was filed on
 June 5, 2006, Amendment No. 11 was filed on June 23, 2006, and Amendment No. 12 was filed on January 29, 2007 on behalf of
 Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P.
 (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Federal Holdings, L.L.C. (“Federal”), Lawrence Seidman (“Seidman”), Patrick
 Robinson (“Robinson”), Harold Schechter (“Schechter”) and Dennis Pollack (“Pollack”) collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Yardville National Bancorp
(YANB), a  New Jersey corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction On February 2, 2007, Dennis Pollack sent a letter to Daniel J. O’Donnell. This letter, in its entirety, is attached hereto as Exhibit A.

Item 5. Interest in Securities of the Issuer.
(a)(b)(c)  As of the close of business on February 1, 2006, the Reporting Persons owned beneficially an aggregate of 993,435 shares of Common Stock which constituted approximately 8.99% of the 11,049,065 shares of Common Stock outstanding as of November 6, 2006 as disclosed in the Issuer's Form 10-Q for the period ended September 30, 2006.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated July 26, 2004

/s/ Harold Schechter

/s/ Patrick A. Robinson

                                                        Exhibit A

DENNIS POLLACK
47 Blueberry Drive
Woodcliff Lake NJ 07677
(201) 930-1428
February 2, 2007

Via facsimile (609) 584-8570 and
Certified Mail Return Receipt Requested
Daniel J. O’Donnell, Secretary
Yardville National Bancorp
2465 Kuser Road
Hamilton, NJ 08690

Re: Yardville National Bancorp

Dear Mr. O’Donnell:

I am a Yardville National Bancorp (Yardville) shareholder.

Yardville’s 2006 Proxy Statement stated that the terms for five (5) directors expire in 2007. However, I am informed that certain seats have since been eliminated and the Superior Court of New Jersey may require the addition of two (2) seats. As a result, I can not ascertain, nor has Yardville clearly disclosed, how many seats will be up for election at the 2007 annual meeting. I am, nevertheless confident that at least three (3) seats will be open for election.

I herewith nominate Patrick A. Robinson, Neal Axelrod, and myself for election at the 2007 Annual Meeting and for the terms expiring in 2010.

These nominations are made pursuant to Article I, Section 10(i) of Yardville’s Amended and Restated By-laws adopted January 25, 2006.

Mr. Axelrod and Mr. Robinson are also Yardville shareholders. Mr. Axelrod, Mr. Robinson and myself have never been: (i) indicted; (ii) convicted of any crime; (iii) subjected to an order by any federal or state bank regulatory agency; or (iv) found to have breached a fiduciary duty or violated a law, rule or regulation. [Succinctly, none of us is disqualified by the terms of Article II, Section 10 of the By-laws.]

The following are additional shareholders who are the beneficial owners of the shares shown below who are acting directly or indirectly in concert with me (Section 10(ii) of the By-laws). Also below, are the number of shares which I reasonably anticipate may be voted in favor of my nominees.

Daniel J. O’Donnell, Secretary
Yardville National Bancorp
February 2, 2007

Entity       Shares
Seidman & Associates, LLC	281,954
Seidman Investment Partnership, LP	288,327
Seidman Investment Partnership II, LP	181,488
Broad Park Investors	107,334
Federal Holdings, LLC	70,196
Dennis Pollack	18,110
Neal Axelrod	500
Patrick Robinson	974
Lawrence B. Seidman Discretionary Clients	45,281
Total	994,164

I cannot reasonably anticipate what additional shares may be voted in favor of me and my nominees.

The following is the name, address and business background (resume attached) of each nominee in accordance with Section 10(iv) of the By-laws.

1. Dennis Pollack, 47 Blueberry Drive, Woodlake Cliff, NJ 07677
2. Patrick Robinson, 586 East Main Street, Bridgewater, NJ 08807
3. Neal Axelrod, 3 Marigold Court, Edison, NJ 08820

Please contact my attorney, Peter Bray, in writing at 100 Misty Lane, Parsippany, NJ 07054 if you require any additional information. Your letter should state what information is required and the legal basis for said request. Please be advised that this nominating letter is in the exact same format and contains the same information that I used last year to nominate candidates for Yardville’s Board, and you accepted that nominating letter as being complete and proper.

If the Board desires to discuss this matter for the purpose of reaching an amicable resolution to avoid an expensive proxy contest, please contact Mr. Bray.

Please provide me and my counsel with written confirmation no later than the close of business next Tuesday (February 6, 2007) that: (i) these nominations have been accepted. Please also provide notice of the number of seats that will be open for election.

Please be advised Yardville’s refusal to voluntarily undertake these actions will result in the prosecution of a litigation, asserting derivative claims to secure this and related relief. (I believe that Mr. Seidman, together with Seidman and Associates, L.L.C., would join in

Daniel J. O’Donnell, Secretary
Yardville National Bancorp
February 2, 2007

such a litigation.) Since this letter requests actions to be taken by Yardville’s Board, I ask that you submit a copy of this letter to each Director.

                Very truly yours,

                                            /s/ Dennis Pollack
                Dennis Pollack

Neal S Axelrod

Education:
1974 Graduated BS in Business and Economics
with majors in Accounting and Management from Lehigh University.

Professional Experience:
1975-Present Founded Neal S Axelrod PA CPA.
1975-1978 Employed by Berenson Berenson Adler & Co, CPAs.

CPA Licenses: New Jersey

Current Associations:
1998-Present Member of NJ State Federation of Umpires
1998-Present Member of NJ State Interscholastic Athletic Association
1998-Present Member of Union County Amateur Softball Association
1996-Present Executive Vice President of Israel Sports Exchange

Prior Associations:
1989-2000 Executive Vice President of North Edison Baseball & Softball League
1986-2002 Executive Vice President of CJ Mustangs

Patrick A. Robinson
586 East Main Street
Bridgewater, NJ 08807-3231

Patrick A. Robinson was a founder and member of Robinson & Glorisi from 1993 to 2000, when he founded Robinson, Burns, & McCarthy, a law firm located in Bridgewater, New Jersey, at which he is managing partner. Mr. Robinson has been recognized by the New Jersey Supreme Court as a Certified Civil Trial Attorney since 1983. Pat graduated from Seton Hall University with a Bachelor’s degree in history and Seton Hall University School of Law with a Juris Doctor degree. Following law school, he served a judicial clerkship with Hon. David G. Lucas of the Superior Court of New Jersey, Somerset County. Pat is an active member of the American Bar Association, New Jersey State Bar Association, Somerset County Bar Association, Defense Research Institute and New Jersey Defense Association. He has served on the Civil Practice Committee of the Somerset County Bar Association and twice served as state chairman of the Construction Law Committee for the New Jersey Defense Association. Pat was admitted in 1977 to practice in New Jersey and the U.S. District Court for the District of New Jersey. He has received an AV rating from Martindale-Hubbell which is a peer judgment reflecting the “highest ethical standards” and “preeminent legal abilities.” Pat’s civic involvements include membership in the Knights of Columbus, the Lion’s Club and the Friendly Sons of the Shillelagh of Essex County.

DENNIS POLLACK

47 Blueberry Drive
Woodcliff Lake, NJ 07677

Home: 201-930-1428                                                Cell: 201- 788-7267
Fax: 201-505-0271                            Email: wclbanker@aol.com

SUMMARY

• Comprehensive experience as a Chief Executive Officer with particular expertise in enhancing shareholder value in regulated financial intermediaries
• Skilled in building franchise value through proactive new business development efforts, sensible cost reduction and expense control programs, and cultivating a superior customer service culture
• Competent in conceptual problem solving in matters related to finance, risk assessment, budgets, and team building
• Human resource experience includes staff and management hiring, training and motivation, and reorganizing staff and management into a cohesive motivated team

PROFESSIONAL EXPERIENCE

KEY HIGHLIGHTS

Laurus Funds, New York, NY                                         March 2006 to
Senior Managing Director, Corporate Development and Business Operations                                Present
Laurus Funds is a $1.6 billion New York City based hedge fund that specializes in asset based investing in publicly traded small and micro cap companies
➢	Responsible for oversight of marketing and investor relations, strategic initiatives, human resources
➢	Member of Management Committee

Paulson & Company. Inc., New York, NY                                           June 2004 to
Chief Operating Office- Hedge Fund- Merger Arbitrage                                      March 2006
➢	Hired to institutionalize firm, build infrastructure, provide professional oversight
➢	Increased AUM 80% in 16 month period to $4.5 billion
➢	Responsible for day-to-day management of company, including Compliance, Accounting, Operations, Human Resources, IT, and Risk Management.
➢	Solely responsible for managing prime broker, administrator, auditor, tax, and legal relationships

Valley National Bank. Wayne, New Jersey                                        Dec 2001— May 2004
Vice President-Lending Officer, New York
➢	Originated and closed over $300MM loans
➢	Focus on New York City opportunities
➢	Note: Took five month leave of absence during time period

Connecticut Bank of Commerce, Stamford, CT                                            1996—2001
Company sold
President & CEO and Board Member                                       Apr 1996— Nov 1998
Vice Chairman (consultant arrangement)                                    Dec 1998— May 2001
➢	Hired as CEO for troubled bank operating under Cease and Desist Order.
➢	Directed all bank activities for state chartered commercial bank.
➢	Planned and implemented all corporate strategies.
➢	Hired competent new business developers and skilled lending and credit person
➢	Cease and Desist Order eliminated after fourteen months of my oversight.

First Fidelity Bank, Hawthorne, New York                                          1994 — 1995
Company sold
EVP, Rockland Region
➢	Acted as spokesperson for First Fidelity Bank throughout Rockland County
➢	Directed all new business generation activities, including cross-selling commercial banking services not previously offered by savings bank.

Savings Bank of Rockland County, Spring ValIey, NY                                      1988— 1993
Company sold
President & CEO and Board Member
➢	Hired as turn-around specialist for troubled New York State chartered savings bank.
➢	Returned bank from “troubled” institution to healthy profitable bank returning 1% on assets and ROE of 14%.
➢	Significantly improved bank’s image and credit standards.

Sony Corporation of America                                       1985—1997
Medical Electronics- Divisional President (Start-up Division)
➢	Pioneered Sony’s venture into medical electronics business.
➢	Directed overall operations: including all aspects of marketing, sales, finance, operations, human resources, product planning and development, strategic planning. Also responsible for company’s overall P&L.
➢	Traveled Europe, Africa, and Asia proffering Sony’s vision of “intrapreneuring” as compared to entrepreneuring,

SOME OTHER POSITIONS

Axiom Management Consultine     NY National Bank
Pollack Investment Partnership     Pegasus Funding Group
Mohawk Community Bank

BOARD SEATS

Wayne Savings Bank, Wayne, New Jersey
Salvation Army, Greater NY & Spring Valley & Chairman of Spring Valley Chapter
United Way, Rockland County, New York
Good Samaritan Hospital (Advisory Council), Suffern, NY
Interactive Flight Technologies, Phoenix, AZ (NASDAQ)
Environmental Waste Management, Parsippany, New Jersey (NASDAQ)

EDUCATION

MBA, Columbia University                                            1984
Majors: Money & Financial Market
US, Seton Hall University                                          1972
Major: Economics

PERSONAL

Authored and/or co-authored numerous articles, including:
➢	“Managing the Human Dimensions of Mergers and Acquisitions in the Banking Industry,” Bankers Magazine, 1995.
➢	“Is the Thrift Industry Worth Saving?” Bankers Magazine, 1993.
➢	“Rx for Thrifts — A Survival Plan.” Bankers Magazine, 1991.
➢	“Deposit Insurance Reform: The Mandate for the 90’s,” Bottomline, 1990.